Exhibit 99.3

Assembly pending approval
DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - JBS S.A. to be held on 04/26/2024

Shareholder’s Name

Shareholder’s CNPJ or CPF

E-mail

Instructions on how to cast your vote

This Distance Voting Ballot shall be filled out in case the shareholder decides to exercise his/her right to vote remotely on the matters on the agenda of JBS S.A.’s (“Company”) Annual Shareholders Meeting, to be held on April 26, 2024, at 10:00 a.m. (“AGM”), pursuant to the Securities and Exchange Commission of Brazil (“CVM”) Resolution No. 81 of March 29, 2022, as amended (“CVM Resolution 81”).

For the Distance Voting Ballot to be considered valid, it is essential: (i) that all the fields below are filled out legibly, including the indication of the shareholders’ full name and Individual Taxpayers Register – CPF number or National Corporate Taxpayers Register – CNPJ number, as well as the indication of an e-mail address for possible contact; (ii) that all the pages of the Distance Voting Ballot be initialed by the shareholder; and (iii) that the end of the Distance Voting Ballot be signed by the shareholder or his/her legal representative, as the case may be and pursuant to the applicable law.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

As allowed by CVM Resolution 81, the Company’s shareholders may send instructions for filling out the Distance Voting Ballot to service providers for the collection and transmission of instructions for filling out this form, provided that said instructions are received within 7 (seven) days prior to the date of the AGM.

To this end, shareholders should contact their custody agents or the bookkeeper of the shares issued by the Company, and check the procedures established by them for transmitting instructions for filling in the remote voting form, as well as the documents and information required by them.

Alternatively, shareholders may send their voting instructions directly to JBS, (a) by registering the remote voting instructions directly on the link https://assembleia.ten.com.br/460498236, in the specific “BVD” tab, or (b) by sending the completed DVB to JBSs electronic or postal addresses, up to seven (7) days before the date of the AGM (that is, until April 19, 2024), for which purpose the shareholder must submit the following documents together with the voting instructions or the duly completed and signed Distance Voting Ballot, the following documents, in addition to proof of ownership of Company’s shares:

a) For individuals: identification document with the photo of the shareholder.

b) For legal entities: (i) last by-laws or consolidated articles of association and the corporate documents proving the legal representation of the shareholder; and (ii) identification document with the photo of the legal representative.

c) For investment funds: (i) last consolidated investment fund’s regulations, properly registered with the competent body; (ii) by-laws or articles of association of its asset manager or fiduciary manager, as the case may be, subject to the fund’s voting policy and corporate documents that provide legal representation rights for representative(s) to attend shareholder’s meetings; (iii) and identification document with the photo of the legal representative.

Any voting instructions or ballots sent and/or received by the Company via the address https://assembleia.ten.com.br/460498236 or via the e-mail address ri@jbs.com.br, respectively, after this date will be disregarded.

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - JBS S.A. to be held on 04/26/2024

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company/Instructions for meetings that allow electronic system’s participation, when that is the case.

The Distance Voting Ballot may be delivered directly to the Company, together with a simple copy of the required documents, addressed to the Investor Relations Officer (i) in physical copies to the following address: Avenida Marginal Direita do Tietê, n. 500, Bloco II, 3º andar, Vila Jaguara, CEP 05.118-100, São Paulo/SP, Brasil; (ii) in scanned copies to the address ri@jbs.com.br, or (iii) the shareholder may send remote voting instructions to the e-mail address https://assembleia.ten.com.br/460498236 (upon prior registration on the Ten Meetings Platform, in the specific “BVD” tab).

We ask that shareholders give preference to sending scanned copies of the Distance Voting Ballot, accompanied by simple copies of the documents required by the Company, to the Companys e-mail address, or to sending the voting instructions via the Ten Meetings Platform, accompanied by the documents required under the previous item.

Once the voting instructions and the required documentation are received, the Company will notify

Once the voting instructions and the required documentation are received, the Company will notify the shareholder of its receipt and of its validation or non-validation, pursuant to CVM Resolution 81, by sending an e-mail to the e-mail address informed by the shareholder on the distance voting ballot, within 3 (three) days as of its receipt.

If the form is sent directly to the Company and is not fully filled and/or is not accompanied by the supporting documents required by the Company, it will be disregarded, and the shareholder will be informed at the aforementioned e-mail address.

The distance voting ballot and the mentioned documents must be received by the Company no later than 7 (seven) days before the date of the AGM (that is, no later than April 19, 2024). Any bulletins received by the Company after this date will be disregarded.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Banco Bradesco S.A.
Cidade de Deus, S/Nº, Prédio Amarelo, 2º Andar
Vila Yara - Osasco/SP,
CEP 06029-900
4010/Departamento de Ações e Custódia
Escrituração de Ativos
Carlos Augusto Dias Pereira
Phone: (11) 3684-9441 - Ramal: 49441 - Fax: (11) 3684-2811
E-mail: dac.escrituracao@bradesco.com.br

Resolutions concerning the Annual General Meeting (AGM)

[Eligible tickers in this resolution: JBSS3]

1. To resolve on the financial statements and management’s accounts for the fiscal year ended on December 31, 2023, as per the Management’s Proposal.

[    ] Approve [    ] Reject [    ] Abstain

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - JBS S.A. to be held on 04/26/2024

[Eligible tickers in this resolution: JBSS3]

2. To resolve on the allocation of the losses of the fiscal year ended on December 31, 2023 as per the Management’s Proposal.

[    ] Approve [    ] Reject [    ] Abstain

[Eligible tickers in this resolution: JBSS3]

3. Resolve to set the number of members at five (5) that will compose the Company’s Fiscal Council for the next term of office, in accordance with the Management’s Proposal.

[    ] Approve [    ] Reject [    ] Abstain

[Eligible tickers in this resolution: JBSS3]

4. Do you wish request separate election for Fiscal Council member, pursuant to article 161, §4, of the Brazilian Law No. 6.404 of December 15, 1976?

[    ] Approve [    ] Reject [    ] Abstain

[Eligible tickers in this resolution: JBSS3]
Election of the fiscal board by single group of candidates

Chapa Única

Adrian Lima Da Hora / André Alcantara Ocampos
Demetrius Nichele Macei / Marcos Godoy Brogiato
José Paulo da Silva Filho / Sandro Domingues Raffai
Orlando Octávio de Freitas Júnior / Paulo Sérgio Cruz Dortas Matos
Patricia da Silva Barros / Marcos Alberto Pereira Motta

5. Nomination of all the names that compose the slate. – Chapa Única

[    ] Approve [    ] Reject [    ] Abstain

6. If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate? -

[    ] Yes [    ] No [    ] Abstain

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - JBS S.A. to be held on 04/26/2024

[Eligible tickers in this resolution: JBSS3]

7. To resolve to set at R$ 269,342,164.59 the overall amount of the annual compensation of the Company’s management and members of the Fiscal Council and the Statutory Audit Committee for fiscal year 2024 in accordance with the Management’s Proposal.

[    ] Approve [    ] Reject [    ] Abstain

City :

Date :

Signature :

Shareholder’s Name :

Phone Number :

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